March 21, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:	Erickson Air-Crane Incorporated
Amendment No. 10 to
Registration Statement on Form S-1
Filed March 6, 2012
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company,” “we” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement.  We have included your numbered comments below and the Company’s response follows.  The Company has filed Amendment No. 11 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. John Dana Brown.

Please note that the Company has included pricing information with Amendment No. 11 to the Registration Statement in contemplation of commencing a roadshow following this filing.  We note that the pricing information in Amendment No. 11 is the same as the pricing information that was contained in Amendment No. 9.  We appreciate the Staff’s cooperation in this process.

Prospectus Summary, page 1

Our Company, page 1

1.                          Please revise the sixth paragraph of this section and similar disclosure throughout the filing to clarify that no sales of Aircranes were associated with your backlog as of February 29, 2012 or February 28, 2011 as noted in the last full paragraph on page 100.

We have revised this section and similar disclosure throughout the Prospectus to clarify that no sales of Aircranes were associated with our backlog as of February 29, 2012 or February 28, 2011.

2.                          Refer to the third and fourth sentences of the seventh paragraph of this section. Please revise the fourth sentence to clarify how your cash flow from operations will provide you with sufficient liquidity to operate your business when the third sentence discloses the cash used in operations for December 31, 2011 and 2010. Please revise similar disclosure located elsewhere in the prospectus.

We have revised the fourth sentence of this section and similar disclosure throughout the Prospectus to clarify why we expect to have cash flow from operations in 2012 that will support our liquidity.  Although we had cash used in operations in 2010 and 2011, we expect to have cash flow from operations in 2012 primarily because a significant factor that caused us to have cash used in operations in 2010 and 2011 was the increase in our inventory mainly attributable to the manufacture of two Aircranes.  We expect to have a significant decrease in the amount of cash used for inventory in 2012 as compared to the amounts used in 2010 and 2011.  To a lesser extent, savings resulting from our reduction-in-force in November 2011 also contribute to our expectation of cash flow from operations in 2012.

Recent Developments, page 6

3.                          We note your disclosure in the fourth bullet point that the terms of a binding agreement between you and THK remain subject to negotiation. Please revise to clarify the status of such negotiation and, if possible, when you anticipate such negotiations will be concluded.

We have revised the fourth bullet point to clarify that our negotiations with THK are ongoing and that we do not know when such negotiations will conclude.  We have disclosed, however, that the letter of intent expresses THK’s intent to purchase one Aircrane on or prior to June 30, 2012.  We also disclose that no binding agreement on the terms of the purchase has been reached and that there can be no assurance that THK will purchase an Aircrane.

Risks Related to Our Business, page 8

4.                          Please revise to discuss the November 2011 reduction-in-force. Additionally, please clarify whether the reduction-in-force incurred with respect to the Aerial Services segment or Manufacturing/MRO segment.

We have revised this section to discuss the November 2011 reduction-in-force, which impacted both the Aerial Services segment and the Manufacturing/MRO segment.

5.                          Please revise the sixth bullet point of this section to include disclosure regarding the percentage of your revenues received from and the amount of accounts receivable attributable to your largest customers, including the U.S. Forest Service and Samling Global, in 2010 and 2011.

We have revised the disclosure in this section in response to this comment.

6.                          Please revise the tenth bullet point of this section to provide the date that your senior credit facility matures and the date that the customer could exercise the put option.

We have revised the tenth bullet point of this section in response to this comment.

The Commercial Heavy-Lift Helicopter Industry, page 77

7.                          Please consider updating this section as appropriate in the next amendment. We note, for example, the chart on page 80 is through 2008 and the chart on page 83 provides estimated amounts for 2010.

We have revised this section to include an updated chart on page 80, which shows annual expenditures by the U.S. for fire suppression from 1990 to 2010.

The other information in this section, including the chart on page 83, is based on the most recent information available to the Company.  The Company respectfully submits that this information is reasonably current and remains relevant.

Exhibits

8.                          Please revise to file your non-binding letter of intent with THK as an exhibit to your next amendment or advise.

We have filed our non-binding letter of intent with THK as Exhibit 99.1 to the Registration Statement.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5505.

Very truly yours,

Douglas A. Tanner

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
Michael P. Reed, Esq.
Frank M. Conner III, Esq